NORWEST
CORPORATION

SUITE 400, 205 – 9TH AVE SE
CALGARY, ALBERTA CANADA T2G OR3
TEL (403) 237-7763

July 25, 2005.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: **Novagold Resources Inc. (the "Company")**
Final Short Form Prospectus – Consent of Expert

In connection with the Company's (final) short form prospectus dated August 12, 2005 (the "Prospectus"), I, Ken Kuchling, P.Eng, on behalf of Norwest Corporation ("Norwest"), hereby consent to the use of Norwest's name in connection with references to Norwest's involvement in the preparation of a Preliminary Economic Study on the Rock Creek project dated August 2003 (the "Preliminary Economic Study"), or other involvement in the Rock Creek project, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company's Annual Information Form dated March 21, 2005 (the "AIF") and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Preliminary Economic Study or that is within my knowledge as a result of the services I have performed in connection with the Preliminary Economic Study.

Yours truly,

"Ken Kuchling, P.Eng."

NORWEST CORPORATION